[redacted]

14047358

RECEIVED
2014 FEB 27 PM 12: 29
SEC / MR

U
SECURITIES A
Wash.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 EAST 9TH STREET
(No. and Street)

KANSAS CITY	MISSOURI	64106-2627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROL S. BOONE, PRESIDENT (816) 842-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 WALNUT STREET, SUITE 1700	KANSAS CITY	MISSOURI	64106-2246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 3/13

3/14/14

OATH OR AFFIRMATION

I, CAROL S. BOONE, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. FINANCIAL SERVICES INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MICHELLE R. SALYER
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: November 2, 2014
Commission # 10108634

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

RECEIVED
2014 FEB 27 PM 12:29

To the Audit Committee, Stockholders and Board of Directors
of NIS Financial Services, Inc.
Kansas City, Missouri

As part of our audit of the financial statements of N.I.S. Financial Services, Inc. (NIS) as of and for the year ended December 31, 2013, we wish to communicate the following to you.

Audit Scope and Results

Auditor's Responsibility Under Auditing Standards Generally Accepted in the United States of America

An audit performed in accordance with auditing standards generally accepted in the United States of America is designed to obtain reasonable, rather than absolute, assurance about the financial statements. In performing auditing procedures, we establish scopes of audit tests in relation to the financial statements taken as a whole. Our engagement does not include a detailed audit of every transaction. Our engagement letter more specifically describes our responsibilities.

These standards require communication of significant matters related to the financial statement audit that are relevant to the responsibilities of those charged with governance in overseeing the financial reporting process. Such matters are communicated in the remainder of this letter or have previously been communicated during other phases of the audit. The standards do not require the auditor to design procedures for the purpose of identifying other matters to be communicated with those charged with governance.

An audit of the financial statements does not relieve management or those charged with governance of their responsibilities. Our engagement letter more specifically describes your responsibilities.

Qualitative Aspects of Significant Accounting Policies and Practices

Significant Accounting Policies

The Company's significant accounting policies are described in Note 1 of the audited financial statements. With respect to unusual accounting policies or accounting methods used by the Company for unusual transactions, we call your attention to the following topics:

No matters are reportable.

Alternative Accounting Treatments

We had discussions with management regarding alternative accounting treatments within accounting principles generally accepted in the United States of America for policies and practices for material items, including recognition, measurement and disclosure considerations related to the accounting for specific transactions as well as general accounting policies, as follows:

No matters are reportable.

Management Judgments and Accounting Estimates

Accounting estimates are an integral part of financial statement preparation by management, based on its judgments. The following areas involve significant estimates for which we are prepared to discuss management's estimation process and our procedures for testing the reasonableness of those estimates:

No matters are reportable.

Financial Statement Disclosures

The following areas involve particularly sensitive financial statement disclosures for which we are prepared to discuss the issues involved and related judgments made in formulating those disclosures:

- FINRA examinations (See Note 8 in the Audit Report)

Audit Adjustments

During the course of any audit, an auditor may propose adjustments to financial statement amounts. Management evaluates our proposals and records those adjustments which, in its judgment, are required to prevent the financial statements from being materially misstated.

Areas in which adjustments were proposed include:

Proposed Audit Adjustments Recorded

- No matters are reportable

Proposed Audit Adjustments Not Recorded

- No matters are reportable

Auditor's Judgments About the Quality of the Entity's Accounting Principles

During the course of the audit, we made the following observations regarding the Company's application of accounting principles:

No matters are reportable.

Disagreements with Management

The following matters involved disagreements which if not satisfactorily resolved would have caused a modified auditor's opinion on the financial statements:

No matters are reportable.

Consultation with Other Accountants

During our audit we became aware that management had consulted with other accountants about the following auditing or accounting matters:

No matters are reportable.

Significant Issues Discussed with Management

<u>Prior to Retention</u>

During our discussion with management prior to our engagement, the following issues regarding application of accounting principles or auditing standards were discussed:

- No matters are reportable

<u>During the Audit Process</u>

During the audit process, the following issues were discussed or were the subject of correspondence with management:

- No matters are reportable

Difficulties Encountered in Performing the Audit

Our audit requires cooperative effort between management and the audit team. During our audit, we found significant difficulties in working effectively on the following matters:

No matters are reportable.

Other Material Written Communications

Listed below are other material written communications between management and us related to the audit:

- Management representation letter

* * * * *

This communication is intended solely for the information and use of the Audit Committee, the Stockholders, the Board of Directors, Management and others within the Company, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 7, 2014

N.I.S. Financial Services, Inc.

Auditor's Report and Financial Statements

December 31, 2013 and 2012

BKD LLP
CPAs & Advisors

N.I.S. Financial Services, Inc.

December 31, 2013 and 2012

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying financial statements of N.I.S. Financial Services, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.I.S. Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under rule 15c3-1 listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 7, 2014

N.I.S. Financial Services, Inc.
Statements of Financial Condition
December 31, 2013 and 2012

Assets

	2013	2012
Cash and cash equivalents	$ 3,785,929	$ 3,538,555
Restricted cash for the exclusive use of customers	700,000	700,000
Total cash and cash equivalents	4,485,929	4,238,555
Receivables		
Concessions	1,534,630	1,305,455
Other	5,015	2,532
Affiliates	243,320	247,454
Investments, at market	4,999,970	4,999,940
Total assets	$ 11,268,864	$ 10,793,936

Liabilities and Stockholder's Equity

	2013	2012
Liabilities		
Accrued commissions	$ 559,454	$ 465,270
Due to broker	243,320	247,454
Payable to parent for federal income tax	168,579	128,179
State income tax payable	46,278	39,631
Other	110,737	92,100
Total liabilities	1,128,368	972,634
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	10,040,454	9,721,260
Total stockholder's equity	10,140,496	9,821,302
Total liabilities and stockholder's equity	$ 11,268,864	$ 10,793,936

N.I.S. Financial Services, Inc.

Statements of Income

Years Ended December 31, 2013 and 2012

	2013	2012
Income		
Concessions	$ 8,504,657	$ 7,609,576
Interest	6,307	61,579
Net unrealized losses on investments	(157)	(51,663)
Other	4,640	3,538
Total income	8,515,447	7,623,030
Expenses		
Commissions	3,195,510	2,870,123
Salaries and related benefits	552,619	498,400
Licenses and registration fees	83,083	83,837
Service fees	653,495	644,053
Other operating expenses	162,396	176,000
Total expenses	4,647,103	4,272,413
Income Before Taxes	3,868,344	3,350,617
Provision for Income Taxes	1,549,150	1,360,412
Net Income	$ 2,319,194	$ 1,990,205

N.I.S. Financial Services, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2013 and 2012

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2012	$ 20,000	$ 80,042	$ 9,531,055	$ 9,631,097
Net income	-	-	1,990,205	1,990,205
Cash dividends ($90 per share)	-	-	(1,800,000)	(1,800,000)
Balance, December 31, 2012	20,000	80,042	9,721,260	9,821,302
Net income	-	-	2,319,194	2,319,194
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2013	$ 20,000	$ 80,042	$ 10,040,454	$ 10,140,496

N.I.S. Financial Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Operating Activities		
Net income	$ 2,319,194	$ 1,990,205
Items not providing (requiring) cash		
Net unrealized losses on investment	157	51,663
Accretion of bonds	(4,511)	(8,643)
Changes in		
Concession receivable	(229,175)	(97,304)
Accrued interest	-	47,231
Other receivables	(2,483)	(2,195)
Affiliate receivables	4,134	(213,959)
Accrued commissions	94,184	42,229
Payable to parent for federal income tax	40,400	22,008
Due to broker	(4,134)	213,959
State income tax payable	6,647	5,458
Other liabilities	18,637	(184)
Net cash provided by operating activities	2,243,050	2,050,468
Investing Activities		
Purchases of investments	(9,995,676)	(4,996,511)
Proceeds from maturities of investments	10,000,000	2,171,000
Net cash provided by (used in) investing activities	4,324	(2,825,511)
Financing Activities		
Dividends paid	(2,000,000)	(1,800,000)
Net cash used in financing activities	(2,000,000)	(1,800,000)
Increase (Decrease) in Cash and Cash Equivalents	247,374	(2,575,043)
Cash and Cash Equivalents, Beginning of Year	4,238,555	6,813,598
Cash and Cash Equivalents, End of Year	$ 4,485,929	$ 4,238,555
Supplemental Cash Flows Information		
Income taxes paid	$ 1,418,026	$ 1,254,999

N.I.S. Financial Services, Inc.

Notes to Financial Statements

December 31, 2013 and 2012

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of The Financial Industry Regulatory Authority (FINRA). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company has segregated funds in a special cash reserve account for the exclusive use of customers under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2013, the Company's cash accounts exceeded federal insured limits by approximately $4,200,000.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Brokerage Income Recognition

Concession income and the related commission expense are recognized on the trade date. Substantially all concession income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of U.S. Government securities and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2013 and 2012, the Company made federal and some state income tax payments to CNS of $1,208,481 and $1,077,459, respectively, and state income tax payments directly to the states totaling $209,545 and $177,540, respectively.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2010.

Note 3: Related Party Transactions

Service Agreement

The Company has a service agreement with its parent in which office space, equipment and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). This allocation will be adjusted annually on September 1. The Company incurred expenses totaling $653,495 and $644,053 under this service agreement for the years ended December 31, 2013 and 2012, respectively.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or $6^{2}/_{3}$% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .13 to 1 as of December 31, 2013. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $8,512,721 as of December 31, 2013, which exceeded the required net capital by $8,437,496.

Note 5: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of $2,000,000 and $1,800,000 for the years ended 2013 and 2012, respectively. The Company anticipates making normal distributions to CNS in the future based upon profitability.

Note 6: Employee Benefit Plans

The Company participates in Ozark's defined contribution plan, covering all eligible employees. The contribution is solely based on the discretion of the Company. An eligible employee becomes vested in the Company contribution under a six-year graded vesting schedule. The Company's portion of the Plan's expense was $33,000 and $31,200 for the years ended December 31, 2013 and 2012, respectively.

Note 7: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's concession income and receivables result from transactions with one broker-dealer. The Company does not require collateral to support the receivables, but closely monitors its business with the entity to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

Note 8: Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

FINRA Examinations

In a letter dated November 17, 2006, FINRA informed the Company of a potentially significant violation of Securities and Exchange Commission (SEC) Rule 15c3-3 of the Securities and Exchange Act of 1934. In 2006, the Company resolved the past Rule 15c3-3 violation issues through a Letter of Acceptance, Waiver and Consent (AWC) with FINRA, the Company is still in the process of requesting exemptive relief from Rule 15c3-3 from the SEC.

FINRA's most recent examination of the Company was in January 2012.

Management does not believe the impact of the possible violation of Rule 15c3-3 or the results of the most recent FINRA examination will have a material adverse impact on the overall financial position of the Company; however, due to the uncertainty nature of these matters, the ultimate impact on the financial position of the Company could vary materially.

Note 9: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Investment Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. As of December 31, 2013 and 2012, the Company had no Level 1 investments. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, as of December 31, 2013 and 2012, the Company had no Level 3 investments.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2013 and 2012

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013				
U.S. Treasury Bill	$ 4,999,970	$ -	$ 4,999,970	$ -
December 31, 2012				
U.S. Treasury Bill	$ 4,999,940	$ -	$ 4,999,940	$ -

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2013

Aggregate Indebtedness	$	1,128,368
Stockholder's Equity	$	10,140,496
Less Nonallowable Assets		
Receivables and other assets		(1,627,775)
Haircuts on securities		-
Net capital		8,512,721
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness		(75,225)
Net capital in excess of requirement	$	8,437,496
Ratio of Aggregate Indebtedness to Net Capital		.13 to 1

Note: The Company is in the process of requesting exemptive relief with Rule 15c3-3 (*see Note 8*).

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of N.I.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 7, 2014

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Exclusion from SIPC Membership

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to N.I.S. Financial Services, Inc.'s Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by N.I.S. Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating N.I.S. Financial Services, Inc.'s compliance with the applicable instructions of the Certification of Exclusion From Membership. N.I.S. Financial Services, Inc.'s management is responsible for N.I.S. Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We noted no inconsistencies between the Certification of Exclusion from Membership (Form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 7, 2014

SIPC-3 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

XX (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X ____________ 01-11-2013
Authorized Signature/Title Date

CAROL S. BOONE, PRESIDENT

8-

8-015919 FINRA DEC 12/30/1970
N I S FINANCIAL SERVICES INC
500 E 9TH ST
KANSAS CITY, MO 64106

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2013

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2013 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

XX (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.